Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Earnings
Income before income taxes	$1,109	$1,165	$1,662	$3,364	$3,399
Net loss (income) attributable to noncontrolling interests	6	(36)	(23)	(61)	(60)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,115	1,129	1,639	3,303	3,339
Fixed charges, excluding interest on deposits	97	87	92	276	277
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,212	1,216	1,731	3,579	3,616
Interest on deposits	9	8	24	32	70
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,221	$1,224	$1,755	$3,611	$3,686
Fixed charges
Interest expense, excluding interest on deposits	$70	$60	$64	$194	$194
One-third net rental expense (a)	27	27	28	82	83
Total fixed charges, excluding interest on deposits	97	87	92	276	277
Interest on deposits	9	8	24	32	70
Total fixed charges, including interests on deposits	$106	$95	$116	$308	$347
Preferred stock dividends	$13	$23	$13	$49	$49

Total fixed charges and preferred stock dividends, excluding interest on deposits	$110	$110	$105	$325	$326
Total fixed charges and preferred stock dividends, including interest on deposits	$119	$118	$129	$357	$396

Earnings to fixed charges ratios
Excluding interest on deposits	12.49	13.98	18.82	12.97	13.05
Including interest on deposits	11.52	12.88	15.13	11.72	10.62

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	11.02	11.05	16.49	11.01	11.09
Including interest on deposits	10.26	10.37	13.60	10.11	9.31

(a)	The proportion deemed representative of the interest factor.